Will H. Cai

+852 3758 1210

wcai@cooley.com

May 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jane Park

Mr. Jason Drory

Re:	Gracell Biotechnologies Inc.

Registration Statement on Form F-3

Filed April 28, 2022

File No. 333-264545

Ladies and Gentlemen:

On behalf of our client, Gracell Biotechnologies Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 11, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-3 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 1.

Registration Statement on Form F-3 filed April 28, 2022

Cover Page

1.

Please provide prominent disclosure here disclosing that you were provisionally identified by the Commission on May 4, 2022 under the HFCAA. Refer to https://www.sec.gov/hfcaa. Please also revise your disclosure in the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised the cover pages of the Amendment No. 1 and the corresponding sales agreement prospectus supplement.

May 19, 2022

2.

Please revise your disclosure on the cover page to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please also provide a specific cross-reference to your detailed discussion of risks facing the company as a result of your auditor being subject to the determinations announced by the PCAOB on December 16, 2021. Please also revise your disclosure in the sales agreement prospectus accordingly.

The Company acknowledges the Staff’s comment, and respectfully submits that it had disclosed the following on the cover page of the Amendment No. 1 and the corresponding sales agreement prospectus supplement.

We face various legal and operational risks and uncertainties related to doing business in China, including complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or PCAOB, on our independent registered public accounting firm, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

Our Company, page 3

3.

Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company has revised pages 4 through 7 of the Amendment No. 1 and pages S-4 through S-7 of the corresponding sales agreement prospectus supplement.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

May 19, 2022

4.

We note your disclosure on the cover page and page 4 that the Cayman Islands holding company obtained control over the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE). We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. Please revise your disclosure in the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised the cover page and pages 4 through 7 of the Amendment No. 1, as well as the cover page and pages S-4 through S-7 of the corresponding sales agreement prospectus supplement.

5.

Please revise to add a summary of risk factors that includes disclosure of the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised pages 8 through 11, and 17 through 29 of the Amendment No. 1, as well as pages S-8 through S-12 of the corresponding sales agreement prospectus supplement.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

May 19, 2022

6.

Please provide prominent disclosure in this section that includes a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail. Provide specific cross-references here and on the cover page to the condensed consolidating schedule and the consolidated financial statements in your most recent annual report on Form 20-F. Please also revise your disclosure in the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised the cover page and pages 12 through 14 of the Amendment No. 1, as well as the cover page and pages S-12 through S-15 of the corresponding sales agreement prospectus supplement.

7.

Please clearly disclose here that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. We refer to your disclosure on the cover page. Please also revise your disclosure in the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised page 7 of the Amendment No. 1 and page S-8 of the corresponding sales agreement prospectus supplement.

Permissions Required from the PRC Authorities for Our Issuance of Securities to Foreign Investors, page 6

8.

Please revise to include disclosure that the Cybersecurity Review Measures, which were promulgated by the CAC and several other regulatory authorities in China, became effective on February 15, 2022. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Revise your disclosure for the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised pages 8 and 9 of the Amendment No. 1 and page S-8 of the corresponding sales agreement prospectus supplement.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

May 19, 2022

Enforceability of Civil Liabilities, page 24

9.

Please expand your disclosure to specifically discuss whether you have officers or directors located in China, and if so, address the difficulty of bringing actions and enforcing judgments against individuals located in China. Please also include relevant summary risk factor and risk factor disclosure, as applicable. Please also revise your disclosure in the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised pages 9, 17, 49 and 50 of the Amendment No. 1 as well as page S-9 of the corresponding sales agreement prospectus supplement.

* * *

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	William Wei Cao, Chairman and Chief Executive Officer, Gracell Biotechnologies Inc.

Yili Kevin Xie, Chief Financial Officer, Gracell Biotechnologies Inc.

Jane Kong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Yasin Keshvargar, Esq., Partner, Davis Polk & Wardwell LLP

Xuelin (Steve) Wang, Esq. Partner, Davis Polk & Wardwell LLP